VIA EDGAR

June 13, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	William Demarest

Wilson Lee

Kibum Park

Pam Long

Re:	Launch One Acquisition Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 10, 2024

CIK No. 0002015502

Dear Mr. William Demarest:

Launch One Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on May 22, 2024, regarding our Amendment No. 1 to Draft Registration Statement on Form S-1 filed with the Commission on May 10, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . . , page 76

1.	We note that the non-managing sponsor investors have expressed an interest to purchase “substantially all of the units in this offering.” Please state the number of non-managing sponsor investors who have expressed an interest in purchasing shares in the offering, and address whether the limited number of public investors would impact the company’s listing eligibility.

We respectfully inform the Staff that we have added the number of non-managing sponsor investors who have expressed an interest in purchasing units in the offering to the cover page of the prospectus as well as page 1.

In addition, the Company is cognizant of the Nasdaq listing eligibility requirements, including the requisite number of round lot shareholders and publicly held shares, and we have added disclosure in the risk factors on page 76 to indicate that we do not expect any purchase of units by the non-managing sponsor investors to negatively impact our ability to meet Nasdaq listing eligibility requirements.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Adam C. Berkaw, Esq., by telephone at 212-370-1300.

Sincerely,

Launch One Acquisition Corp.

/s/ Chris Ehrlich
Chris Ehrlich
Chief Executive Officer

cc: Adam C. Berkaw, Esq.